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FREDERICK H. SHERLEY frederick.sherley@dechert.com +1 704 339 3151 Direct +1 704 339 3101 Fax

December 24, 2009

VIA EDGAR

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	HSBC Investor Funds (“Registrant”) File Nos. 033-07647 and 811-04782
Post-Effective Amendment No. 116 to the Registration Statement on Form N-1A

Dear Ms. Stirling:

This letter responds to the comments you provided to me in a telephone conversation on December 7, 2009 regarding Post-Effective Amendment No. 116 to the Registrant’s Registration Statement on Form N-1A (“PEA 116”). PEA 116 was initially filed with the Securities and Exchange Commission (“SEC”) on October 23, 2009, to address certain changes to the names and investment strategies of the series of Registrant currently named HSBC Investor Aggressive Growth Fund, HSBC Investor Growth Fund, HSBC Investor Moderate Growth Fund and HSBC Investor Conservative Growth Fund (each, a “Fund”). Post-Effective Amendment No. 119 to the Registrant’s Registration Statement on Form N-1A was filed on December 22, 2009, for the purpose of extending the effective date of PEA 116 to December 30, 2009.

Filed herewith are pages from the Registrant’s Registration Statement with revisions made in response to your comments. The changes described in this letter and shown in the attached blackline will be reflected in a Post-Effective Amendment that is expected to be filed with the SEC no later than December 30, 2009.

Your comments and the Registrant’s responses are set forth below. Capitalized terms that are not defined in this letter have the meanings given them in the Registrant’s Registration Statement.

          1.      Comment. Fund names: The SEC staff takes the position that a fund with a name including the word “world” should have an investment strategy reflecting worldwide investment. For a directly managed fund, for example, the staff typically would expect an

US Austin Boston Charlotte Hartford New York Newport Beach Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Ms. Linda Stirling December 24, 2009 Page 2

investment strategy providing for at least 40% of such a fund’s investments to be made outside of the United States and for investments to be made in issuers located in at least three countries. While the direct investment test does not work for a fund of funds, please incorporate appropriate disclosure indicating that the Funds will invest worldwide to a comparable extent, if the name is to retain the word “world.”

          Response. The Registrant has determined to remove the term “World Selection” from each Fund’s revised name (as well as all references to the term “Growth” for reasons addressed below), such that the Funds’ names will be the “Aggressive Strategy Fund,” the “Balanced Strategy Fund,” the “Moderate Strategy Fund” and the “Conservative Strategy Fund.” The term “World Selection Funds” will be used solely as a general reference to the Funds as a group. The pages attached to this letter addressing changes made in light of SEC staff comments reflect the use of the Funds’ modified names.

          2.     Comment. Fee table:

          (a)     The first two footnotes of each Fund’s fee table (explaining that lower sales charges are available and that Class A shares have a 12b-1 plan that is not currently being assessed) are not necessary and therefore should be deleted. The substance may be placed in the body of the prospectus, if desired.

          Response. The requested change has been made and the footnotes have been deleted. Please see the attached marked changes to the Prospectus.

          (b)     With respect to the third footnote of each Fund’s fee table (describing the expense limitation agreement), the response should be amended to indicate more directly under what circumstances it can be terminated and by whom. To the extent that an expense limitation agreement can in fact be terminated by either party upon 90 days’ prior written notice, the footnote should be omitted and the fee table amended to remove any reference to it; the SEC staff takes the position that an expense limitation agreement terminable unilaterally by an investment adviser is not the sort of contractual commitment that can be reflected in a fee table, and any reference to such an arrangement in a footnote to the risk/return summary is unnecessary and thus should be removed.

          Response. The footnote has been revised to reflect that the expense limitation agreement applicable to the Funds is not unilaterally terminable by the Funds’ investment adviser, HSBC Global Asset Management (USA) Inc. (the “Adviser”); rather, it terminates upon termination of the Investment Advisory Agreement between the Registrant and the Adviser or upon written notice to the Adviser by the Registrant.

          3.     Comment. Principal investment strategies:

Ms. Linda Stirling December 24, 2009 Page 3

          (a)     The description of the principal investment strategies indicates that the Funds may purchase and hold individual securities. Please indicate what types of securities may be held and provide more information as to how individual securities may play in to a Fund’s principal investment strategies.

          Response. The Registrant has amended its disclosure in the Registration Statement to indicate that the Funds may purchase ETNs (as opposed to individual securities more generally) and to reflect how ETNs play in to the Funds’ investment strategies. Please see the attached changes to the Prospectus.

          (b)     Please describe in the principal investment strategies how underlying funds are selected for purchase and sale.

          Response. The requested disclosure has been added to the Funds’ Registration Statement. Please see the attached changes to the Prospectus.

          (c)     The Funds have names suggesting a range of aggressive to conservative in strategy; please provide explanations as appropriate of how the Funds’ strategies reflect aggressiveness, conservativeness, etc.

          Response. The requested disclosure has been added to the Funds’ Registration Statement. Please see the attached changes to the Prospectus.

          (d)     The principal investment strategies indicate that the Funds may make value investments. Please describe how these investments are appropriate in the context of funds with the word “growth” (and especially “aggressive growth”) in their names.

          Response. The word “growth” has been removed from the Funds’ names and elsewhere in the Registration Statement, as appropriate. Please see the attached changes to the Prospectus, which reflect the changed Fund names.

          (e)     To the extent that the Funds invest in private equity funds, real estate funds, commodity ETFs and exchange traded notes, please provide a short explanation in the principal investment strategies as to the nature of these investments.

          Response. The requested disclosure has been added to the Funds’ Registration Statement. Please see the attached changes to the Prospectus.

          4.      Comment. Principal investment risks:

Ms. Linda Stirling December 24, 2009 Page 4

          (a)     To the extent that the Funds invest in private equity funds, real estate funds, commodity ETFs and exchange traded notes, please provide risk disclosures as appropriate in the risk/return summaries.

          Response. The requested disclosure has been added to the Funds’ Registration Statement. Please see the attached changes to the Prospectus.

          (b)     There is a disclosure for “swap risk.” Please tie the risk disclosure to the principal investment strategies, as appropriate.

          Response. The risk disclosure has been clarified to relate solely to Underlying Fund use of such instruments. Please see the attached changes to the Prospectus.

          5.     Comment. Performance bar chart and table:

          (a)     The second sentence in the paragraph introducing the Annual Total Returns charts indicating that the performance reflects periods when the Funds used a different investment strategy should be deleted because it is not necessary.

          Response. We are concerned that omitting such disclosure could be misleading. Therefore, we respectfully decline the SEC staff’s comment.

          (b)     The sentence in the paragraph introducing the Annual Total Returns charts disclosing that performance would have been lower had the fee waiver and expense reimbursement arrangements not been in effect should be deleted.

          Response. We are concerned that omitting such disclosure could be misleading. Therefore, we respectfully decline the SEC staff’s comment.

          (c)     The sentences in the paragraph introducing the Annual Total Returns charts disclosing the impact on performance of class action settlements and that the performance otherwise would have been lower should be deleted.

          Response. We are concerned that omitting such disclosure could be misleading. Therefore, we respectfully decline the SEC staff’s comment.

          (d)     The reference in the heading for the Annual Total Returns charts to sales charges being excluded should be deleted.

          Response. We are concerned that omitting such disclosure could be misleading. Therefore, we respectfully decline the SEC staff’s comment.

Ms. Linda Stirling December 24, 2009 Page 5

          (e)     For the Average Annual Total Returns tables, please explain the necessity of the disclosure of the composite indexes (e.g., the Aggressive Growth Blended Portfolio Index) and of the indexes comprising the composite index, or delete the disclosure if it is not necessary.

          Response. Instruction 2(b) to Item 4(b) of Form N-1A states that “a Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7).” Since Instruction 6 to Item 27 of Form N-1A “encourages” a fund to compare its performance not only to the required broad-based index, but also to other more narrowly based indexes, we respectfully decline the staff’s comment.

          6.     Comment. Portfolio manager disclosure: Please disclose that Multimanager is a part of the Adviser.

          Response. The requested disclosure has been added to the Funds’ Registration Statement. Please see the attached changes to the Prospectus.

          7.     Comment. Purchase and Sales, Tax and Financial Intermediary Compensation Disclosures:

          (a)     Consider consolidating the purchase and sales information, tax information and payments to intermediaries disclosures, as permitted by Form N-1A.

          Response. The Registrant has informed us that it does not currently wish to consolidate the information.

          (b)     Please delete the added reference to revenue sharing in the financial intermediary compensation disclosure; the SEC staff believes that this is covered by the required disclosure.

          Response. The requested deletion has been made to the Funds’ Registration Statement. The Registrant also has made minor changes to the disclosure, primarily to conform it more closely to the template disclosure included in Form N-1A.

          8.     Comment. “More About Risks and Investment Strategies”:

          (a)     Please disclose how underlying funds are selected for purchase and sale, in light of the comment on the risk/return summary.

          Response. The requested disclosure has been added to the Funds’ Registration Statement. Please see the attached changes to the Prospectus.

Ms. Linda Stirling December 24, 2009 Page 6

          (b)     Please add appropriate disclosure about how the fund will invest worldwide, in light of the comment on the risk/return summary.

          Response. As indicated above, the Funds’ names no longer include the word “world.”

          (c)     Please provide a description of the investments in private equity funds, real estate funds, commodity ETFs and exchange traded notes, in light of the comment on the risk/return summary.

          Response. The requested disclosure has been added to the Funds’ Registration Statement. Please see the attached changes to the Prospectus.

          9.     Comment. Portfolio manager disclosure:

          (a)     Please indicate that Multimanager is a part of the Adviser.

          Response. The requested disclosure has been added to the Funds’ Registration Statement. Please see the attached changes to the Prospectus.

          (b)     Please disclose the relative responsibilities of the portfolio managers, in accordance with Item 10(a)(2) of Form N-1A.

          Response. The Registrant had disclosure on this point in its Registration Statement, and has clarified the disclosure slightly in light of this comment. Please see the attached changes to the Prospectus.

          10.     Comment. Please describe how prices will be obtained for private equity funds, real estate funds, commodity ETFs, and exchange traded notes.

          Response. The Funds will seek exposure to private equity, real estate and commodities through investments in mutual funds and ETFs with appropriate investment strategies. We have made a few minor changes to the Prospectus to indicate how ETFs and ETNs are valued. Please see the attached changes to the Prospectus.

          11.     Comment. There does not appear to be a fundamental policy regarding diversification, as required by the Investment Company Act. Please incorporate the policy, if one was adopted prior to launch or after launch and pursuant to shareholder vote. If one has not been adopted and appropriately approved, please add a non-fundamental policy on diversification and represent that shareholder approval will be sought when a proxy is next necessary for other reasons.

Ms. Linda Stirling December 24, 2009 Page 7

          Response. The Funds have had an appropriate policy of being diversified since their inception. Disclosure of the Funds’ diversified status has been added to the list of fundamental investment policies.

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Please address any questions you may have concerning this letter to me at (704) 339-3151. Thank you in advance for your attention to this letter.

Very truly yours,

/s/ Frederick H. Sherley

Frederick H. Sherley

15443953.2. BUSINESS